FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of March, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – AGM Calling and Agenda	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Board of Directors of TELEFÓNICA, S.A at its meeting held today, has resolved to call the Annual General Shareholders’ Meeting to be held exclusively through telematic means, at 11:00 a.m. on April 23, 2021 on second call, in the event that the legally required quorum is not reached and therefore the Meeting cannot be held on the first call that is hereby scheduled for April 22, 2021 at the same time, following the attached agenda.
The call notice of the Annual General Shareholders’ Meeting will be published in the coming days in the terms provided for in the applicable regulations, and at such time all the documentation of the General Shareholders’ Meeting will be available to shareholders and investors.
Madrid, March 17, 2021.

TELEFÓNICA, S.A.
2021 ORDINARY GENERAL SHAREHOLDERS’ MEETING
AGENDA
I.Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2020.
I.1.     Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2020.
I.2.     Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2020 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year.
I.3.     Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2020.
II.Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2020.
III.Re-election of the Statutory Auditor for fiscal year 2021.
IV.Re-election, ratification and appointment of Directors, if applicable.
IV.1    Re-election of Mr. José María Álvarez-Pallete López as executive Director.
IV.2    Re-election of Ms. Carmen García de Andrés as independent Director.
IV.3    Re-election of Mr. Mr. Ignacio Moreno Martínez as proprietary Director.
IV.4    Re-election of Mr. Francisco José Riberas Mera as independent Director.
V.Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital.
VI.Shareholder compensation by means of scrip dividends.
VI.1    First scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each and with a provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.
VI.2    Second scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price.
VII. Amendment of the By-Laws.

VII.1    Amendment of the By-Laws to enable the General Shareholders' Meeting to be held exclusively by telematic means: articles 17 (Call to the General Shareholders’ Meeting), 18 (Place and time of holding the General Shareholders' Meeting), 20 (Right of representation), 21 (Remote attendance by electronic or data transmission means), 22 (Shareholders' right to receive information), 24 (Deliberations and voting), 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 27 (Minutes of the General Shareholders’ Meeting and documentation of resolutions).
VII.2    Amendment of the By-Laws to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone: articles 20 (Right of representation) and 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting).
VII.Amendment of the Regulations for the General Shareholders’ Meeting.
VIII.1    Amendment of the Regulations for the General Shareholders’ Meeting to enable the General Shareholders' Meeting to be held exclusively by telematic means: articles 8 (Publication and notice of call to meeting), 10 (The shareholders’ right to receive information), 13 (Right of representation), 14 (Organization of the General Shareholders’ Meeting), 21 (Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders' Meeting), 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 23 (Voting on the proposed resolutions).
VIII.2    Amendment of the Regulations for the General Shareholders’ Meeting to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone: articles 13 (Right of representation) and 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting).
VIII.Approval of the Director Remuneration Policy of Telefónica, S.A.
IX.Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group.
X.Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting.
XI.Consultative vote on the 2020 Annual Report on Directors’ Remuneration.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	March 17, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors